44370 Old Warm Springs Blvd.,

Fremont, CA 94538

July 29, 2021

Via Edgar

Mr. Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ABVC BioPharma, Inc.
Registration Statement on Form S-1, as amended (File No. 333-255112)
Request for Acceleration of Effectiveness

Dear Mr. Campbell:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ABVC BioPharma, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:30 p.m., Eastern Time, on August 2, 2021, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Howard Doong
Howard Doong Chief Executive Officer

Louis Taubman, Esq.

Hunter Taubman Fischer & Li LLC